FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: December 22, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number
1.

English summary and translation of Semiannual Report (“hanki-houkokusho”) for the six months ended September 30, 2004 filed with the Japanese government pursuant to the Securities and Exchange Law of Japan

December 22, 2004

English summary and translation of Semiannual Report (“hanki-houkokusho”)

for the six months ended September 30, 2004

On December 20, 2004, Kyocera Corporation files its Semiannual Report (“hanki-houkokusho”) for the six months ended September 30, 2004 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. The following is the English summary and translation of Semiannual Report (“hanki-houkokusho”) of Kyocera Corporation and its subsidiaries.

For further information, please contact:
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division
Kyocera Corporation
6 Takeda Tobadono-cho, Fushimuki,
Kyoto, 612-8501, Japan
Tel: +81-75-604-3500

Information on Kyocera Corporation and its Consolidated Subsidiaries

Item 1. Summary of Kyocera Corporation and its Consolidated Subsidiaries

1. Selected Financial Data

	Yen in millions, except per share amounts, and number of shares outstanding and employees.
Kyocera Corporation’s Terms	49th interim	50th interim	51st interim	49th	50th
Fiscal Periods	Apr.1, 2002 - Sep.30, 2002	Apr.1, 2003 - Sep.30, 2003	Apr.1, 2004 - Sep.30, 2004	Apr.1, 2002 - Mar.31, 2003	Apr.1, 2003- Mar.31, 2004
(1) Consolidated Financial Data
Net sales	517,003	518,378	600,562	1,069,770	1,140,814
Income before income taxes	33,593	25,127	67,253	76,037	115,040
Net income	17,127	15,754	42,549	41,165	68,086
Stockholders’ equity	1,013,188	1,092,402	1,180,941	1,003,500	1,153,746
Total assets	1,639,928	1,771,550	1,785,505	1,635,014	1,794,758
Stockholders’ equity per share	5,475.85	5,826.70	6,298.63	5,425.37	6,153.83
Earnings per share – Basic	91.25	84.79	226.94	220.91	364.79
Earnings per share – Diluted	91.21	84.79	226.85	220.86	364.78
Stockholders’ equity to total assets (%)	61.8	61.7	66.1	61.4	64.3
Cash flows from operating activities	93,542	28,510	88,891	160,754	62,575
Cash flows from investing activities	(24,797)	(5,163)	(144,177)	(58,512)	29,581
Cash flows from financing activities	(63,228)	(16,112)	(53,582)	(74,662)	(20,422)
Cash and cash equivalents at the end of period	278,098	299,160	256,965	298,310	361,132
Number of employee	47,666	54,740	60,163	49,420	57,870
(2) Non-Consolidated Financial Data
Net sales	227,798	237,808	250,463	482,834	494,035
Recurring profit	14,956	26,176	34,937	54,685	61,788
Net income	9,291	16,159	20,512	27,923	60,663
Common stock	115,703	115,703	115,703	115,703	115,703
Number of shares outstanding	191,309,290	191,309,290	191,309,290	191,309,290	191,309,290
Stockholders’ equity	862,904	980,458	1,025,776	865,147	1,029,738
Total assets	1,097,263	1,251,420	1,233,908	1,094,672	1,241,012
Stockholders’ equity per share	—	—	—	4,676.97	5,492.08
Earnings per share – Basic	—	—	—	149.45	324.70
Earnings per share – Diluted	—	—	—	—	324.69
Interim (Annual) dividends per share	30.00	30.00	30.00	60.00	60.00
Stockholders’ equity to total assets (%)	78.6	78.3	83.1	79.0	83.0
Number of employees	13,983	13,678	12,656	13,937	13,604

(Notes)

1.	The interim consolidated financial statements and the consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

The interim consolidated financial statements and the consolidated financial statements are expressed rounding off to millions of yen.

2.	Earnings per share amounts in the consolidated financial data are computed based on Statement of Financial Accounting Standards No.128, “Earnings per Share.”
3.	The non-consolidated financial statements are expressed rounding off to millions of yen from 50th interim and rounding down to millions of yen until 49th.
4.	Consumption taxes and local consumption taxes are not included in net sales.
5.	From 49th, In the non-consolidated financial statements, Accounting Standards Board Statement No. 2 “Accounting Standards for Earnings per Share” and Implementation Guidance for Application of Accounting Standards Board Statement No.4 “ Implementation Guidance for application of Accounting Standards for Earnings per Share” were adopted to calculate stockholders’ equity per share, basic earnings per share, and diluted earnings per share.

2. Business

There is no material change in the business of Kyocera Corporation and its consolidated subsidiaries (Kyocera) for the six months ended September 30, 2004 (“the first half”).

On April 1, 2004, Kyocera Corporation integrated the organic material components business into Kyocera SLC Technologies Corporation, a wholly owned subsidiary, by means of corporate splits. On the same day, the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki Corporation, while Kyocera Kinseki Corporation’s marketing division was merged into the electronic component sales division of Kyocera Corporation.

On September 1, 2004, Japan Medical Materials Corporation was established through corporate splits to consolidate the medical material businesses of Kyocera and Kobe Steel, Ltd. The business of the new company is included in the operating segment of Fine Ceramics Group.

3. Scope of Consolidation and Application of the Equity Method

The following table sets forth information on a newly consolidated subsidiary during the six months ended September 30, 2004.

Name	Country of incorporation	Percentage held by Kyocera Corporation	Main business
Japan Medical Materials Corporation	Japan	77.00%	Development, manufacture and sale of medical materials and equipment

4. Employees

As of September 30, 2004, Kyocera had 60,163 employees, of whom 14,446 work for Fine Ceramics Group, 22,395 work for Electronic Device Group, 19,168 work for Equipment Group, 3,092 work for Others and 1,062 work for Corporate. Kyocera Corporation had 12,656 employees.

Kyocera Corporation’s labor union does not belong to labor unions organized by industry. The labor unions of several subsidiaries belong to labor unions organized by industry. There is no material item to be specifically addressed regarding relationship between labor and management.

Item 2. Business Results and Financial Condition

1. Summary of Financial Results

(1) Consolidated Financial Results

(Yen in millions, except per share amounts and exchange rates)

	Six months ended September 30,		Increase (Decrease) (%)
	2003	2004
Net sales	518,378	600,562	15.9
Profit from operations	22,554	62,092	175.3
Income before income taxes	25,127	67,253	167.7
Net income	15,754	42,549	170.1
Diluted earnings per share	84.79	226.85	—
Average exchange rate:
US$	118	110	—
Euro	133	133	—

The Japanese economy showed moderate signs of recovery during the first half, spurred by revitalized production activities, especially in the manufacturing sector; increased exports; improved corporate earnings and expanded capital investment. The global economy expanded as a whole, as represented by continued steady growth in the U.S. economy and healthy growth in the Asian economy, particularly in China.

In the electronics industry, which is a key market for Kyocera, demand for mobile handsets increased due to the proliferation of models with built-in cameras. Additionally, the production of computer equipment grew steadily, while in digital consumer product markets, demand for flat-screen TVs and DVD recorders rose due to the broadcast of the Olympics.

Sales for the first half increased compared with those in the six months ended September 30, 2003 (“the previous first half”), due mainly to an increase in component business sales. Demand for Kyocera’s components, such as Fine Ceramics Group and Electronic Device Group, expanded strongly and was supported by the increased production activities of electronic equipment, notably mobile phones and digital consumer products. As a favorable market environment resulted in increased production volume and a moderate decline in components prices, sales of Kyocera’s components have increased considerably in the first half compared with the previous first half. Sales of the Equipment Group have increased, due mainly to the introduction of new information equipment, as well as higher sales of mobile handsets in the U.S. and the new contribution of camera modules for mobile phones. As a result, consolidated net sales for the first half amounted to ¥600,562 million, an increase of 15.9% compared with the previous first half.

The effect of an increase in sales, especially in the components business, coupled with an increased capacity utilization rate through considerable growth in components production volume, and group-wide structural reforms implemented until the year ended March 31, 2004 that aimed to improve profitability, showed positive effects in the first half. Consequently, profit from operations for the first half increased by ¥39,538 million compared with the previous first half. Both income before income taxes and net income also increased.

[Operating Segments]

	(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2003	2004
Orders:	570,843	614,813	7.7
Fine Ceramics Group	124,173	154,926	24.8
Electronic Device Group	123,328	143,490	16.3
Equipment Group	281,920	271,453	(3.7)
Others	49,024	58,267	18.9
Adjustments and eliminations	(7,602)	(13,323)	—

	(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2003	2004
Production (Sales price base):	515,006	617,958	20.0
Fine Ceramics Group	119,979	155,719	29.8
Electronic Device group	118,454	146,503	23.7
Equipment Group	245,191	277,007	13.0
Others	31,382	38,729	23.4

	(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2003	2004
Net sales:	518,378	600,562	15.9
Fine Ceramics Group	119,399	151,986	27.3
Electronic Device Group	119,787	139,790	16.7
Equipment Group	241,372	265,597	10.0
Others	45,735	56,193	22.9
Adjustments and eliminations	(7,915)	(13,004)	—

	(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2003	2004
Income before income taxes:	25,127	67,253	167.7
Fine Ceramics Group	11,322	24,399	115.5
Electronic Device Group	(6,392)	22,241	—
Equipment Group	10,274	7,136	(30.5)
Others	4,755	6,160	29.5
Corporate	3,010	6,683	122.0
Equity in earnings of affiliates and unconsolidated subsidiaries	1,729	582	(66.3)
Adjustments and eliminations	429	52	(87.9)

Note : Commencing in the year ended March 31, 2004, net sales and operating profit of the Precision Machine Division of Kyocera Corporation, previously included within “Others,” have been charged to “Corporate.” Accordingly, Kyocera has restated previously published net sales and operating profit of this operating segment for the previous first half.

1) Fine Ceramics Group

Demand for fine ceramic parts was strong, particularly for semiconductor and LCD fabrication equipment and sapphire substrates for LEDs. In semiconductor parts, sales of ceramic packages increased appreciably, especially those applicable for mobile phones and digital consumer products, as well as ceramic packages for image sensors, such as CCD, CMOS image devices. Sales of consumer-related products such as solar modules and cutting tools also increased markedly. Operating profit in this segment rose considerably in the first half, increasing approximately 2.2 times compared with the previous first half, due mainly to the effect of increased sales and of improved productivity through cost reduction efforts in all divisions.

2) Electronic Device Group

Sales in this segment grew, due primarily to strong demand for ceramic capacitors and crystal-related components. In addition to the sales contribution from Kyocera Kinseki Corporation and its consolidated subsidiaries since April 2004, the start of this fiscal year, sales at AVX CORPORATION and its consolidated subsidiaries (“AVX”), a U.S. subsidiary, increased remarkably. Strong sales, improved capacity utilization rate, improved production and the absence of restructuring charges at AVX that were recorded in the previous first half culminated in a significant increase of approximately ¥28,633 million in operating profit compared with operating loss recorded in the previous first half.

3) Equipment Group

Sales of this segment expanded, due to healthy sales of new products in information equipment and sales at KYOCERA WIRELESS CORP. and its consolidated subsidiaries, a U.S. subsidiary. Sales of optical instruments also increased due to new contributions from optical camera modules for mobile phones. Nevertheless, operating profit in this segment decreased compared with the previous first half, due predominantly to charges associated with the start-up costs of the optical camera module business and restructuring of overseas sales operation in optical instruments, and price erosion in mobile phones in Japan and overseas.

4) Others

Sales and operating profit in this segment increased due to strong growth for Kyocera Chemical Corporation and its consolidated subsidiaries (“KCC”), especially in its business of flexible printed circuit board materials and semiconductor epoxy molding compounds, and favorable growth for Kyocera Communication Systems Co., Ltd. and its consolidated subsidiaries (“KCCS”), especially in its data center, network optimizing and telecommunications engineering businesses.

[Geographic Segments]

			(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2003	2004
Net sales:	518,378	600,562	15.9
Japan	211,276	227,772	7.8
USA	114,335	130,505	14.1
Asia	90,122	116,357	29.1
Europe	73,472	83,906	14.2
Others	29,173	42,022	44.0

1) Japan

Sales increased compared with the previous first half due to increased sales of parts for mobile phones and digital consumer products and those of solar energy products, in addition, due also to increased sales of optical camera modules and those in telecommunications engineering business of KCCS.

2) USA

Sales increased due mainly to increased sales of mobile handsets and also to those in components business in the environment of growing demand.

3) Asia

Sales grew considerably due mainly to increased sales of parts for mobile handsets, digital consumer products and computer related equipment and also to increased sales of telecommunications equipment and information equipment.

4) Europe

Sales increased due mainly to increased sales of information equipment and also to increased sales of electronic devices, solar modules.

5) Others

Sales increased due mainly to increased sales of mobile handsets in Central and South America.

(2) Cash Flows

Cash and cash equivalents at September 30, 2004 decreased by ¥104,167 million to ¥256,965 million compared with at March 31, 2004.

1) Cash flow from operating activities

Net cash provided by operating activities for the first half increased by ¥60,381 million to ¥88,891 million from the previous first half of ¥28,510 million. This was due to an increase in net income by ¥26,795 million to ¥42,549 million compared with the previous first half and a significant decrease in receivables by collection, including the short-term finance receivables.

2) Cash flow from investing activities

Net cash used in investing activities in the first half increased by ¥139,014 million to ¥144,177 million from net cash provided in the previous first half of ¥5,163 million. This was due mainly to increases in purchases of the government bonds and negotiable certificate of deposits in consideration of current and future financial position according to our investment policy.

3) Cash flow from financing activities

Net cash used in financing activities for the first half increased by ¥37,470 million to ¥53,582 million from the previous first half of ¥16,112 million. This was due mainly to payments of long-term debt.

2. Production, Orders and Sales

Production, Orders and sales of Kyocera are disclosed related to each operating segment in “1. Summary of Financial Results.”

3. Challenges for the six months ending March 31, 2005

The economic environment in the six months ending March 31, 2005 (“the second half”) seems to become highly uncertain due to anxiety over the effect of persistently high oil prices on the world economy. In the electronics industry, there are plans to introduce new digital consumer products and mobile handsets for the Christmas season, but it is uncertain whether this will create significant consumer demand. Prices drop in the general electronic components market are expected to be much tougher than the first half.

Despite relative uncertainty in the business environment in the second half, especially in the components business, Kyocera will push ahead with its strategy of “high-value-added diversification” in the components and equipment businesses. Specifically, energies will be devoted to the following two key initiatives.

(1) Raise profitability of the equipment business

Kyocera plans to conclude structural reform of its optical instruments business by March 2005, with the objective of which is to swiftly raise profitability of this business. The positive effects of this move are expected to emerge in the following fiscal year and beyond. Concretely, Kyocera will continue its policy of business selection and concentration and management resources will be invested into high growth areas by pursuing Group synergies. One example of this is expansion of the optical module business.

In the telecommunication equipment business, Kyocera intends to aggressively launch new mobile handsets onto the market to increase sales in Japan and overseas.

In PHS related products, efforts will be made to increase sales of browser terminals in Japan, introduce new models in China and cultivate new markets in Asia.

(2) Further improve profitability of the components business

In the components business, Kyocera will strive to maximize Group synergies in production and sales to further strengthen management foundations. Kyocera will also boost profitability by improving productivity at production bases in Japan and China. In the digital consumer equipment and automotive markets, which are projected to expand over the mid-to long-term, Kyocera will actively promote design-in activities and increase orders in the components business. In addition, Kyocera seeks to become the leader in the solar energy market, in which demand is growing rapidly around the world, by establishing a solid global production system for solar cells and modules including the expansion of production capacity.

4. Significant Patents and Licenses

The following table shows new significant license agreements concluded in the first half.

1) Technical assistance

Counter Party	Country	Contents	Period
Motorola Incorporated	United States	License under patents regarding cellular phone	From July 1, 2004 to June 30, 2009

2) Agreement concerning corporate division

In connection with the business consolidation between Kyocera Corporation and Kobe Steel, Ltd. in medical material businesses, the meetings of their respective Boards of Directors held on May 21, 2004, resolved that the medical material businesses of both companies shall be separated from their other businesses through corporate splits and shall be amalgamated into Japan Medical Materials Corporation, a successor company to be jointly established by Kyocera and Kobe Steel, Ltd., effective as from September 1, 2004.

3) Agreement concerning stock transfer

On June 21, 2004, the Carlyle Group (Carlyle), Kyocera Corporation, KDDI Corporation (KDDI) and DDI Pocket, Inc. (DDI Pocket) reached an agreement whereby a consortium of Carlyle and Kyocera Corporation would acquire the business of DDI Pocket, a subsidiary of KDDI. Under the agreement, the company that succeeds DDI Pocket’s business would be owned 60% by Carlyle, 30% by Kyocera Corporation and 10% by KDDI.

5. Research and Development Activities

Kyocera aims to increase sales and boost profitability both in the component and equipment businesses by pursuing a strategy of “high-value-added diversification.”

Kyocera aggressively strives to develop new products and technologies for three key industrial markets: Telecommunications and Information Processing, Environmental Protection and Quality of Life.

Specific initiatives undertaken in each operating segment are as follows,

(1) Fine Ceramics Group

Kyocera is strengthening the development of ceramic and organic packages that are even smaller and thinner size, faster data processing speed, denser structure and more advanced than before, with the objective of providing optimum packages for semiconductors and electronic components for digital consumer products.

Leveraging ceramic materials technology as well as processing and design technologies, Kyocera also develops fine ceramic parts for next-generation semiconductors and LCD fabrication equipment, and sapphire substrates for next-generation LEDs.

The automotive market is one area of prospective growth over the mid-term. Besides producing components for advanced electronics, Kyocera is pushing ahead with the development of millimeter-wave RF modules, fuel-injection pump components for diesel engines and sensor packages to meet demand for safer, more environment-friendly vehicles.

In the environmental protection market, which is expected to expand significantly, Kyocera develops low-cost solar cell modules that boast high conversion efficiency. At the same time, efforts are being stepped up to enable the practical application of solid oxide fuel cell (SOFC) for residential use.

(2) Electronic Device Group

Kyocera promotes the development of highly advanced electronic devices for the digital consumer products that are smaller size, lighter weight, low power consumption and can handle higher frequencies. Energies are also being devoted to the development of high-value-added capacitors that are smaller and have greater capacity. By leveraging the material properties of ceramics, tantalum and niobium oxide, Kyocera creates a wide range of capacitors, from commodity to high-capacitance as higher advance area.

Besides pushing ahead with the development of high frequency modules for next-generation telecommunications/information terminals, Kyocera is also enhancing the development of optical crystal devices and various crystal-related components by maximizing synergies within Kyocera Group companies.

(3) Equipment Group

In the telecommunications equipment business, ties are being strengthened between R&D centers in Japan and the United States and the software development base in India. In addition to fundamental research into telecommunications technology, efforts are aimed at developing basic software, voice recognition and EV-DO technologies for mobile phones. At the same time, Kyocera is working to make PHS technology more sophisticated, particularly in terms of high-speed wireless data transmission systems.

The information equipment business strengthened the line of color and monochrome digital multifunctional peripherals and printers that have enhanced reliability and quality through the integration of our thin film device technologies. The key concepts underlying these products are “ecological” and “economical.” This business sector is also focusing on the development of next-generation information equipment.

The optical instruments business is striving to develop optical digital camera modules for mobile phones with high-pixels and a zoom function and camera modules for automobiles.

(4) Others

KCC is working to strengthen the development of eco-friendly materials, while also promoting the use of material for electronic devices and magnesium-molded parts to create lighter and smaller electronic components.

Meanwhile, KCCS has bolstered the development of new products, such as electronic certification systems, security systems, and document administration systems for the applications of ubiquitous network systems.

R&D expenses for the first half increased by ¥3,628 million, or 15.2%, compared to the previous first half, and totaled ¥27,432 million, which represents 4.6% to net sales. By operating segment, R&D expenses increased by ¥743 million, or 17.8%, to ¥4,930 million in Fine Ceramics Group, by ¥1, 024 million, or 21.4%, to ¥5,815 million in Electronic Device Group, by ¥1,321 million, or 9.2%, to ¥15,637 million in Equipment Group, and by ¥540 million, or 105.9%, to ¥1,050 million in Others.

Item 3. Equipment and Facilities

1. Information on Equipment and Facilities

There was no material change in equipment and facilities in the first half.

2. Plan for new additions or disposal

(1) New additions

Kyocera conducts a diverse range of operations in each of four operating segments. Plans to construct or enhance facilities are not determined on a project-by-project basis at the end of the fiscal year. Accordingly, planned investment is shown on an operating segment basis.

			(Yen in millions)
Operating segment	Plan of investments for the year ending March 31, 2005	Details and objective	Investment method
Fine Ceramics Group	18,000	Install equipment to expand production of semiconductor parts and consumer-related products	Internal funding
Electronic Device Group	19,000	Install equipment to expand production of new products	As above
Equipment Group	17,000	Install equipment to expand production of new products	As above
Others	2,000	Install equipment to expand production of electronic component materials	As above
Corporate	6,000	Upgrade business sites	As above

Total	62,000	—	—

(Notes) National and regional consumption taxes are not included in the above amounts.

(2) Material Sale and Disposal of Equipment and Facilities

Kyocera does not plan to sell or dispose equipment or facilities that significantly affect its production capability, except for its sale and disposal of ordinary renewal of equipment and facilities.

Item 4. Information on Kyocera Corporation

1. Authorized Capital and Common Stock

(1) Number of Authorized Capital and Common Stock

<Authorized Capital>

Article 5 of the Articles of Incorporation of Kyocera Corporation provides that the total number of shares authorized for issuance by Kyocera Corporation is 600,000,000 shares.

<Number of Shares of Common Stock Issued>

As of September 30, 2004, and December 20, 2004, 191,309,290 shares of common stock were issued, registered on Tokyo Stock Exchange, Osaka Securities Exchange in Japan and New York Stock Exchange in U.S.A. as follows:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	Tokyo Stock Exchange
Common Stock	Osaka Securities Exchange
American Depositary Share	New York Stock Exchange

(2) Stock Acquisition Rights

The following table shows stock acquisition rights issued pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

<Stock acquisition rights approved at the stockholders’ meeting held June 25, 2003>

Date	As of September 30, 2004	As of November 30, 2004
Number of stock acquisition rights	10,174	10,168

Class of shares issued for stock acquisition rights	Common Stock	Same as on the left

Number of shares issued for stock acquisition rights	1,017,400	1,016,800

Amount to be paid in upon exercise of stock acquisition rights	7,900	Same as on the left

Exercise period for stock acquisition rights	From October 1, 2003 to September 30, 2008	Same as on the left

Issue price of the shares to be issued upon exercise of stock acquisition rights	7,900	Same as on the left

Amount out of issue price of new shares to be accounted as paid-in capital of the Company	3,950	Same as on the left

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

Same as on the left

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.	Same as on the left

<Stock acquisition rights approved at the stockholders’ meeting held June 25, 2004>

Date	As of September 30, 2004	As of November 30, 2004
Number of stock acquisition rights	12,433	12,403

Class of shares issued for stock acquisition rights	Common Stock	Same as on the left

Number of shares issued for stock acquisition rights	1,243,300	1,240,300

Amount to be paid in upon exercise of stock acquisition rights	8,725	Same as on the left

Exercise period for stock acquisition rights	From October 1, 2004 to September 30, 2008	Same as on the left

Issue price of the shares to be issued upon exercise of stock acquisition rights	8,725	Same as on the left

Amount out of issue price of new shares to be accounted as paid-in capital of the Company	4,363	Same as on the left

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

Same as on the left

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.	Same as on the left

(3) Status of Common Stock and Capital

(Yen in millions except number of shares)

Date	Increased number of shares issued	Number of shares issued	Increased amount of capital	Total amount of capital	Increased amount of additional paid-in capital	Total amount of additional paid-in capital
September 30, 2004	—	191,309,290	—	115,703	—	192,555

(4) Major Shareholders

The following table shows the ten largest shareholders of record of Kyocera Corporation as of September 30, 2004.

Name	Shares owned (in thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	13,748	7.19%
The Master Trust Bank of Japan, Ltd. (Trust Account)	11,822	6.18%
The Bank of Kyoto, Ltd.	7,218	3.77%
Kazuo Inamori	6,806	3.56%
The Inamori Foundation	4,680	2.45%
State Street Bank and Trust Company (Standing proxy: The Mizuho Corporate Bank, Limited)	4,041	2.11%
UFJ Bank Limited	3,931	2.05%
Keiai Kosan K.K.	3,550	1.86%
Deutsche Bank AG, London 610 (Standing proxy: Deutsche Securities Limited)	2,907	1.52%
Nats Cumuco (Standing proxy: Sumitomo Mitsui Banking Corporation)	2,783	1.45%

Total	61,486	32.14%

(5) Voting Rights

The following table shows voting rights of common stock of Kyocera Corporation as of September 30, 2004.

	Number of shares	Number of voting rights
Shares without voting rights	—	—

Shares with limited voting rights	—	—

Shares with full voting rights (treasury stock)	3,817,500 shares of common stock	—

Shares with full voting rights (other)	186,946,900 shares of common stock	1,869,469

Shares constituting less than one unit	544,890 shares of common stock	—

Total number of shares issued	191,309,290 shares of common stock	—

Total voting rights of all shareholders	—	1,869,469

Kyocera Corporation held treasury stocks of 3,817,400 shares, and its ownership to total number of shares issued was 2.00% as of September 30, 2004.

2. Price Range of Shares

The following table shows price range of shares of Kyocera Corporation for the six months ended September 30, 2004.

	Tokyo Stock Exchange
	Price per share of common stock (yen)
For the six months ended September 30, 2004	High	Low
April 2004	9,630	8,710
May 2004	9,310	8,110
June 2004	9,280	8,500
July 2004	9,380	8,120
August 2004	8,570	7,370
September 2004	8,340	7,620

3. Directors and Senior Management

A position of Director was changed as follows from June 28, 2004, when Kyocera Corporation filed its Annual Report (“Yuukashouken-houkokusho”) for the year ended March 31, 2004 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan, to December 20, 2004.

New position	Representative Director (General Manager of Corporate Optical Equipment Division)

Former position	Representative Director (General Manager of Corporate General Affairs Division)

Name	Michihisa Yamamoto

Effective Date	November 1, 2004

Item 5. Accounting Information

1. Interim Consolidated Financial Statements and Interim Non-consolidated Financial Statements

(1) Pursuant to the article 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the interim consolidated financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP).

(2) Pursuant to “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” (Ministry of Finance Ordinance No. 38, 1977, “Regulation for Interim Financial Statements”), the interim non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP).

The interim non-consolidated financial statements for the six months ended September 30, 2003 are prepared in conformity with pre-amendment of Regulation for Interim Financial Statements, and the interim non-consolidated financial statements for the six months ended September 30, 2004 are in conformity with amendment of Regulation for Interim Financial Statements.

Pursuant to provision of additional rule 3 of “Cabinet order to partly revise Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Cabinet order No.5, January 30, 2004), the interim non-consolidated financial statements for the six months ended September 30, 2004 are prepared in conformity with pre-amendment of Regulation for Interim Financial Statements.

2. Independent Accountants Report

In accordance with the article 193-2 of the Securities Exchange Law, the interim consolidated financial statements and the interim non-consolidated financial statements for the six months ended September 30, 2003 and 2004 are reviewed by ChuoAoyama PricewaterhouseCoopers.

1. CONSOLIDATED FINANCIAL STATEMENTS

    < CONSOLIDATED BALANCE SHEETS >

		Yen in millions
		September 30,		September 30,		March 31,
		2003		2004		2004
		Amount	%	Amount	%	Amount	%
I Current assets :
Cash and cash equivalents		¥299,160		¥256,965		¥361,132
Restricted cash	Note 13	54,121		—		—
Short-term investments	Note 3	10,321		74,262		3,855

Trade notes receivable		30,753		33,549		33,801
Trade accounts receivable	Note 4	179,047		211,504		207,583
Short-term finance receivables	Note 4	71,195		42,820		70,553

		280,995		287,873		311,937
Less allowances for doubtful accounts and sales returns		(7,399)		(7,569)		(8,468)

		273,596		280,304		303,469
Inventories	Note 4	192,600		239,612		197,194
Deferred income taxes		52,469		39,408		34,957
Other current assets		28,536		31,207		33,089

Total current assets		910,803	51.4	921,758	51.6	933,696	52.0

II Investments and advances
Investments in and advances to affiliates and unconsolidated subsidiaries		21,387		24,240		24,054
Securities and other investments	Note 3	425,733		440,844		430,096

		447,120	25.2	465,084	26.0	454,150	25.3
III Long-term finance receivables	Note 4	90,034	5.1	73,477	4.1	88,512	5.0
IV Property, plant and equipment, at cost :	Note 4
Land		55,625		55,021		54,867
Buildings		214,532		223,956		217,216
Machinery and equipment		616,865		642,657		622,721
Construction in progress		6,723		9,815		10,384

		893,745		931,449		905,188
Less accumulated depreciation		(636,732)		(675,190)		(650,668)

		257,013	14.5	256,259	14.4	254,520	14.2
V Goodwill		24,587	1.4	28,589	1.6	25,254	1.4
VI Intangible assets		17,076	1.0	17,495	1.0	16,645	0.9
VII Other assets		24,917	1.4	22,843	1.3	21,981	1.2

Total assets		¥1,771,550	100.0	¥1,785,505	100.0	¥1,794,758	100.0

		Yen in millions
		September 30,		September 30,		March 31,
		2003		2004		2004
		Amount	%	Amount	%	Amount	%
I Current liabilities :
Short-term borrowings	Note 4	¥115,408		¥78,044		¥84,815
Current portion of long-term debt	Note 4	55,258		4,406		44,522
Trade notes and accounts payable		98,875		120,646		110,759
Other notes and accounts payable		33,065		36,232		38,115
Accrued payroll and bonus		33,633		35,725		34,161
Accrued income taxes		19,753		23,641		19,054
Accrued litigation expenses	Note 13	39,495		—		—
Other accrued liabilities		25,058		30,029		28,665
Other current liabilities		13,422		17,223		16,548

Total current liabilities		433,967	24.5	345,946	19.4	376,639	21.0

II Non-current liabilities :
Long-term debt	Note 4	27,117		70,743		70,608
Accrued pension and severance costs		78,685		36,929		38,620
Deferred income taxes		77,267		86,387		95,498
Other non-current liabilities		7,055		5,386		6,409

Total non-current liabilities		190,124	10.7	199,445	11.2	211,135	11.7

Total liabilities		624,091	35.2	545,391	30.6	587,774	32.7

Minority interests in subsidiaries		55,057	3.1	59,173	3.3	53,238	3.0

Commitments and contingencies	Note 6

Stockholders’ equity :
I Common stock		115,703	6.5	115,703	6.5	115,703	6.5
II Additional paid-in capital		162,068	9.2	162,087	9.1	162,091	9.0
III Retained earnings		838,555	47.4	922,187	51.6	885,262	49.3
IV Accumulated other comprehensive income	Notes 7	7,443	0.4	12,262	0.7	22,046	1.2
V Common stock in treasury, at cost		(31,367)	(1.8)	(31,298)	(1.8)	(31,356)	(1.7)

Total stockholders’ equity		1,092,402	61.7	1,180,941	66.1	1,153,746	64.3

Total liabilities, minority interests and stockholder’s equity		¥1,771,550	100.0	¥1,785,505	100.0	¥1,794,758	100.0

< CONSOLIDATED STATEMENTS OF INCOME >

		Yen in millions
		Six months ended September 30,				Year ended March 31,
		2003		2004		2004
		Amount	%	Amount	%	Amount	%
I Net sales		¥518,378	100.0	¥600,562	100.0	¥1,140,814	100.0
II Cost of sales		397,654	76.7	429,643	71.5	860,224	75.4

Gross profit		120,724	23.3	170,919	28.5	280,590	24.6

III Selling, general and administrative expenses	Note 8	98,170	18.9	108,827	18.2	171,628	15.0

Profit from operations		22,554	4.4	62,092	10.3	108,962	9.6
IV Other income (expenses) :
Interest and dividend income		2,419		2,728		4,883

Interest expense	Note 5	(701)		(613)		(1,286)

Foreign currency transaction gains( losses) net		(1,621)		2,096		(1,546)

Equity in earnings of affiliates and unconsolidated subsidiaries		1,729		582		2,575

Losses on devaluation of investment securities		(105)		(89)		(1,030)

Other, net		852		457		2,482

Total other income (expenses)		2,573	0.4	5,161	0.9	6,078	0.5

Income before income taxes, minority interests		25,127	4.8	67,253	11.2	115,040	10.1

Income taxes:
Current		18,083		23,955		29,576

Deferred		(5,334)		(1,207)		20,734

		12,749	2.4	22,748	3.8	50,310	4.4

Income before minority interests		12,378	2.4	44,505	7.4	64,730	5.7

Minority interests		3,376	0.6	(1,956)	(0.3)	3,356	0.3

Net income		¥15,754	3.0	¥42,549	7.1	¥68,086	6.0

Earnings per share:	Note 10

Net income:
Basic		84.79		226.94		364.79
Diluted		84.79		226.85		364.78
Cash dividends declared per share : Per share of common stock		30.00		30.00		60.00

Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic		185,803		187,492		186,643
Diluted		185,803		187,569		186,649

< CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY >

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income Note 7	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥828,350	¥(56,194)	¥(52,034)

Net income for the year			68,086			¥68,086

Other comprehensive income				78,240		78,240

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)

Purchase of treasury stock (14)					(105)

Reissuance of treasury stock (5)		4			44

Allocation of treasury stock for share exchange (2,529)		(5,607)			20,739

Stock option plan of a subsidiary		19

Balance, March 31, 2004 (187,484)	115,703	162,091	885,262	22,046	(31,356)

Net income for the period			42,549			¥42,549

Other comprehensive income				(9,784)		(9,784)

Total comprehensive income for the period						¥32,765

Cash dividends			(5,624)

Purchase of treasury stock (8)					(74)

Reissuance of treasury stock (16)		(4)			132

Balance, September 30, 2004 (187,492)	¥115,703	¥162,087	¥922,187	¥12,262	¥(31,298)

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income Note 7	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥828,350	¥(56,194)	¥(52,034)

Net income for the period			15,754			¥15,754

Other comprehensive income				63,637		63,637

Total comprehensive income for the period						¥79,391

Cash dividends			(5,549)

Purchase of treasury stock (11)					(72)

Allocation of treasury stock for share exchange (2,529)		(5,607)			20,739

Balance, September 30, 2003 (187,482)	¥115,703	¥162,068	¥838,555	¥7,443	¥(31,367)

< CONSOLIDATED STATEMENTS OF CASH FLOWS >

		Yen in millions
		Six months ended September 30,		Year ended March 31,
		2003	2004	2004
Cash flows from operating activities:
Net income		¥15,754	¥42,549	¥68,086
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization		33,667	31,089	70,260
Provision for doubtful accounts		402	(667)	2,387
Losses on inventories		9,338	7,493	14,013
Deferred income taxes		(5,334)	(1,207)	20,734
Minority interests		(3,376)	1,956	(3,356)
Equity in earnings of affiliates and unconsolidated subsidiaries		(1,729)	(582)	(2,575)
Losses on devaluation of investment securities		105	89	1,030
Gain on settlements of pension plans		—	—	(24,870)
Foreign currency adjustments		1,308	(1,849)	1,294
Change in assets and liabilities :
Decrease (increase) in receivables		2,296	50,272	(34,704)
Increase in inventories		(22,059)	(44,324)	(35,751)
Increase in other current assets		(4,815)	(389)	(4,402)
Increase in notes and accounts payable		5,626	3,222	20,701
(Decrease) increase in accrued income taxes		(8,616)	5,789	(9,197)
Increase (decrease) in other current liabilities		2,310	(370)	9,441
Increase (decrease) in other non-current liabilities		2,930	(5,261)	2,761
Settlement regarding LaPine Case	Notes 13	—	—	(35,454)
Other, net		703	1,081	2,177

Net cash provided by operating activities		28,510	88,891	62,575

Cash flows from investing activities :
Payments for purchases of available-for-sale securities		(8,590)	(58,140)	(10,038)
Payments for purchases of held-to-maturity securities		(14,042)	(2,200)	(27,943)
Payments for purchases of investments and advances		(606)	(452)	(7,917)
Sales and maturities of available-for-sale securities		12,681	13,330	28,954
Maturities of held-to-maturity securities		29,677	6,599	48,533
Proceeds from sales of investment in an affiliate		—	—	5,004
Payments for purchases of property, plant and equipment		(24,013)	(27,813)	(50,712)
Payments for purchases of intangible assets		(5,115)	(2,761)	(8,157)
Proceeds from sales of property, plant and equipment and intangible assets		1,123	1,982	2,720
Acquisitions of businesses, net of cash acquired	Note 11	5,135	(2,794)	(2,271)
Deposit of negotiable certificate of deposits and time deposits		—	(72,600)	(674)
Withdrawal of negotiable certificate of deposits and time deposits		79	516	79
Deposit of restricted cash		(1,994)	—	(1,994)
Withdrawal of restricted cash		—	—	52,983
Other, net		502	156	1,014

Net cash (used in) provided by investing activities		(5,163)	(144,177)	29,581

Cash flows from financing activities :
Increase (decrease) in short-term debt		6,701	(7,047)	(23,823)
Proceeds from issuance of long-term debt		1,168	8,662	48,975
Payments of long-term debt		(18,361)	(48,847)	(33,152)
Dividends paid		(6,114)	(6,409)	(12,372)
Net purchases of treasury stock		(49)	55	(33)
Other, net		543	4	(17)

Net cash used in financing activities		(16,112)	(53,582)	(20,422)

Effect of exchange rate changes on cash and cash equivalents		(6,385)	4,701	(8,912)

Net increase (decrease) in cash and cash equivalents		850	(104,167)	62,822
Cash and cash equivalents at beginning of period		298,310	361,132	298,310

Cash and cash equivalents at end of period		¥299,160	¥256,965	¥361,132

<Notes to the Interim Consolidated Financial Statements>

1. Accounting Principles, Procedures and Financial Statements’ Presentation

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR), in accordance with the Securities Exchange Act of 1933, with the United States Securities and Exchange Commission (SEC) and made a registration of its common stock and ADR there. In accordance with the mentioned act, Kyocera Corporation again filed Form S-1 and a registration form for ADR with SEC in February 1980, and listed its ADR on the New York Stock Exchange in May 1980.

Kyocera Corporation has filed an annual report on Form 20-F, which includes Kyocera’s consolidated financial statements that are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), with SEC once a year in order to conform to the section 13 of the Securities Exchange Act of 1934. Kyocera Corporation and its consolidated subsidiaries (Kyocera) have also prepared interim consolidated financial statements in accordance with U.S. GAAP. The followings are accounting principles and regulations with which Kyocera is required to comply: Regulations for filing and reporting to SEC (Regulation S-X, Accounting Series Releases, Staff Accounting Bulletins, and etc.), Statements of Financial Accounting Standards Board (SFAS), Accounting Principles Board Opinions (APB) and Accounting Research Bulletin (ARB), and etc.

The following paragraphs describe the major differences between U.S. GAAP and Japanese GAAP, and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP are also disclosed.

(1) Stockholders’ Equity

Kyocera prepares the interim consolidated statement of stockholders’ equity.

(2) Revenue Recognition

Kyocera adopts Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition in Financial Statements.”

(3) Remuneration for Directors

Remuneration for directors is charged to general and administrative expenses.

(4) Securities

Certain investments in debt and equity securities are accounted for by SFAS No. 115. Securities classified as available-for-sale are recorded at the fair value. Securities classified as held-to-maturity securities are recorded at amortized cost.

(5) Foreign Currency Translation and Forward Exchange Contracts

Assets and liabilities denominated in foreign currencies and financial statements of foreign subsidiaries are translated based on SFAS No. 52. Forward exchange contracts are accounted for by SFAS No. 133, as amended by SFAS No. 138.

(6) Accrued Pension and Severance Costs

Accrued pension and severance costs are computed based on SFAS No. 87. This effect for the six months ended September 30, 2003, 2004 and for the year ended March 31, 2004 amounted to ¥1,156 million, ¥350 million and ¥13,207 million, respectively.

(7) Comprehensive Income

Kyocera applies SFAS No. 130 and discloses comprehensive income in stockholders’ equity. According to this standard, comprehensive income is defined as the change in equity and it consists of net income and other comprehensive income. Other comprehensive income includes net unrealized gains and losses on securities, net unrealized losses on derivative financial instruments, minimum pension liability adjustments and, foreign currency translation adjustments.

(8) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from the additional paid-in capital.

(9) Business Combinations

Kyocera adopts SFAS No. 141.

(10) Goodwill and Other Intangible Assets

Kyocera adopts SFAS No. 142.

(11) Derivative Financial Instruments

Kyocera adopts SFAS No. 133, as amended by SFAS No. 138.

2. Summary of Accounting Policies

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained to conform with Japanese accounting practices. Adjustments, including the applicable income tax effects, which are not recorded in Kyocera Corporation’s books of account, have been made to the accompanying interim consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The interim consolidated financial statements include the accounts of Kyocera Corporation and its significant subsidiaries. All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and insignificant subsidiaries are accounted for by the equity method, whereby Kyocera includes in net income its equity in earnings or losses of these companies, and records its investments at cost adjusted for such equity in earnings or losses.

	(Number of companies)	(Major companies)
Consolidated subsidiaries:	162	AVX CORPORATION
		KYOCERA WIRELESS CORP.
		KYOCERA MITA CORPORATION
		KYOCERA ELCO CORPORATION

Affiliates and unconsolidated subsidiaries:	15	TAITO CORPORATION

(2) Revenue Recognition

Kyocera recognizes sales when there is evidence of an arrangement, title and risks have passed to customers, the sales prices are fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

Revenue from Fine Ceramics group, Electronic Device group and Equipment group are recognized, principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans is recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

(3) Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit and short-term commercial notes with original maturities of three months or less.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

(6) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 54% and 53% and 55% of finished goods and work in process at September 30, 2003, 2004 and March 31, 2004, respectively, and by the first-in, first-out method for all other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Property, Plant and Equipment and Depreciation

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

In general, when assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

(8) Goodwill and Other Intangible Assets

Kyocera adopted SFAS No. 142. Pursuant to SFAS No. 142, goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

The principal estimated amortization for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 5 years

(9) Impairment of Long-Lived Assets

At least annually, although in some cases more often if events or changes in circumstances require such a review, Kyocera reviews the recoverability of the carrying value of its long-lived assets and intangible assets with definite useful lives. The carrying value of a long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the assets is less than its carrying value. A loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(10) Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency swaps, foreign currency forward contracts and interest rate swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Effective April 1, 2001, Kyocera adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities-“an Amendment of SFAS No. 133.” Upon the adoption of SFAS No. 133, all derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designated certain interest rate swaps as cash flow hedges under SFAS No. 133. Foreign currency swaps and foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for special hedge accounting. Accordingly, Kyocera records changes in fair value of all foreign currency swaps and foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(11) Earnings and Cash Dividends per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all options and warrants were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends were proposed by the Board of Directors. Dividends are charged to retained earnings in the period in which they are paid.

(12) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(13) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

3. Investment in Debt and Equity Securities

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. Investments in debt and equity securities as of September 30, 2003, 2004 and March 31, 2004, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows :

	Yen in millions
	September 30, 2003				September 30, 2004
	Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities:
Corporate debt securities	¥28,622	¥28,541	¥22	¥103	¥1,728	¥1,723	¥6	¥11
Other debt securities	14,062	13,968	33	127	71,134	70,999	84	219
Investment Trust	20,106	16,780	3	3,329	20,099	16,835	16	3,280
Equity securities	261,639	345,915	84,560	284	261,461	330,836	69,540	165

Total available-for-sale securities	324,429	405,204	84,618	3,843	354,422	420,393	69,646	3,675

Held-to-maturity securities:
Corporate debt securities	4,660	4,655	—	5	—	—	—	—
Other debt securities	22,389	22,448	59	—	17,650	17,598	—	52

Total held-to-maturity securities	27,049	27,103	59	5	17,650	17,598	—	52

Total investments in debt and equity securities	¥351,478	¥432,307	¥84,677	¥3,848	¥372,072	¥437,991	¥69,646	¥3,727

	Yen in millions
	March 31, 2004
	Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities:
Corporate debt securities	¥14,961	¥14,891	¥26	¥96
Other debt securities	12,994	12,839	1	156
Investment Trust	20,106	16,954	11	3,163
Equity securities	261,037	363,548	102,568	57

Total available-for-sale securities	309,098	408,232	102,606	3,472

Held-to-maturity securities:
Corporate debt securities	—	—	—	—
Other debt securities	21,093	21,165	72	—

Total held-to-maturity securities	21,093	21,165	72	—

Total investments in debt and equity securities	¥330,191	¥429,397	¥102,678	¥3,472

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sales securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

4. Assets Pledged as Collateral for Short-Term Borrowings and Long-Term Debt

Kyocera’s assets pledged as collateral for short-term borrowings and long-term debt at September 30, 2003, 2004 and March 31, 2004, are summarized as follows:

	Yen in millions
	September 30, 2003	September 30, 2004	March 31, 2004
Assets pledged:
Trade receivables	¥7,102	—	¥7,703
Finance receivables	5,037	¥65	628
Inventories	7,494	—	9,460
Property and equipment (net of accumulated depreciation)	11,945	5,013	10,952
Others	5,545	—	4,794

Total	¥37,123	¥5,078	¥33,537

	Yen in millions
	September 30, 2003	September 30, 2004	March 31, 2004
Liabilities with assets pledged:
Short-term borrowings	¥900	—	¥500
Current-portion of long-term debt	516	¥547	1,481
Long-term debt	6,013	4,248	4,634

Total	¥7,429	¥4,795	¥6,615

5. Derivative Financial Instruments and Hedging Activities

Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 62% of Kyocera’s revenues are generated from overseas customers, which exposes to foreign currency exchange rates. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, swaps, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates.

Kyocera charged deferred net loss of ¥131 million, ¥78 million and ¥251 million from accumulated other comprehensive income to interest expense in the consolidated statement of income, for the six months ended September 30, 2003, 2004 and for the year ended March 31, 2004, respectively, as a result of the execution of the hedged transactions.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency swaps and forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gain and losses on both the derivatives and the foreign currency-denominated trade receivable and payables are recorded as foreign currency transaction (losses) gains in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	Yen in millions
	September 30, 2003	September 30, 2004	March 31, 2004
Currency swaps	¥587	¥541	¥1,123
Foreign currency forward contracts to sell	76,106	104,126	98,396
Foreign currency forward contracts to purchase	10,270	8,253	12,274
Interest rate swaps	86,246	23,720	27,444

6. Commitments and Contingencies

At September 30, 2004, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating approximately ¥17,918 million principally due within one year.

Kyocera guarantees the debt of an unconsolidated subsidiary amounted to ¥550 million at September 30, 2004. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers. Kyocera knows no event of default.

AVX corporation has a material supply agreement for a significant portion of its anticipated material used in its operations. Under the agreement, AVX corporation is obligated to purchase ¥9,157 million in total for next two fiscal years.

Kyocera rents certain office space, stores and other premises under cancelable leases, which are customarily renewed. However, total rental expense is not significant in relation to total operating expenses.

Kyocera is subjective to various lawsuits and claims, which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimate.

Kyocera is involved in and disputes the litigation, however, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

7. Reporting Comprehensive Income

Kyocera’s accumulated other comprehensive income is as follows:

	Yen in millions
	September 30, 2003	September 30, 2004	March 31, 2004
Net unrealized gains on securities	¥48,024	¥39,996	¥59,241
Net unrealized losses on derivative financial instruments	(203)	(22)	(48)
Minimum pension liability adjustments	(10,931)	(1,477)	(1,477)
Foreign currency translation adjustments	(29,447)	(26,235)	(35,670)

	¥7,443	¥12,262	¥22,046

8. Supplemental Expense Information

Research and development expenses for the six months ended September 30, 2003, 2004 and for the year ended March 31, 2004 amounted to ¥23,804 million, ¥27,432 million and ¥46,630 million, respectively.

Advertising expenses for the six months ended September 30, 2003, 2004 and for the year ended March 31, 2004 amounted to ¥5,215 million, ¥6,090 million and ¥12,281 million, respectively.

Shipping and handling costs for the six months ended September 30, 2003, 2004 and for the year ended March 31, 2004 amounted to ¥5,756 million, ¥6,311 million and ¥12,400 million, respectively, and were included in selling, general and administrative expenses in the consolidated statements of income.

9. Segment Reporting

Kyocera’s business is operated by the following four operating segments, “Fine Ceramics Group,” “Electronic Device Group,” “Equipment Group,” and “Others.”

Fine Ceramics Group contains fine ceramic parts, semiconductor parts and applied ceramic products. Electronic Device Group contains electronic components and thin-film products. Equipment Group consists of telecommunications equipment, information equipment and optical instruments. Others segment consists of telecommunications network systems, electric insulators, financial services such as leasing, credit financing and office rental services.

Commencing in December 1, 2003, net sales and operating profit of the Precision Machine Division of Kyocera Corporation, previously included in “Others” were changed to “Corporate.” Financial results for six months ended September 30, 2003 have been restated accordingly.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market price. Transactions between reportable segments are immaterial and not shown separately.

Segment operating profit represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and minority interests .

Sales to KDDI Corporation and its subsidiaries, which is mainly included in Equipment Group, for the six months ended September 30, 2003, 2004 and for the year ended March 31, 2004 comprised of approximately 10.3%, 6.5% and 10.2% of consolidated net sales, respectively.

Information by operating segments for the six months ended September 30, 2003, 2004 and for the year ended March 31, 2004 is summarized as follows:

Operating Segments

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2003	2004	2004
	Amount	Amount	Amount
Net sales:
Fine Ceramics Group	¥119,399	¥151,986	¥255,805
Electronic Device Group	119,787	139,790	256,906
Equipment Group	241,372	265,597	545,811
Others	45,735	56,193	100,505
Adjustments and eliminations	(7,915)	(13,004)	(18,213)

	¥518,378	¥600,562	¥1,140,814

Operating profit:
Fine Ceramics Group	¥11,322	¥24,399	¥31,139
Electronic Device Group	(6,392)	22,241	5,047
Equipment Group	10,274	7,136	31,257
Others	4,755	6,160	9,683

	19,959	59,936	77,126
Corporate	3,010	6,683	34,871
Equity in earnings of affiliates and unconsolidated subsidiaries	1,729	582	2,575
Adjustments and eliminations	429	52	468

Income before income taxes	¥25,127	¥67,253	¥115,040

Depreciation and amortization:
Fine Ceramics Group	¥7,775	¥7,883	¥16,729
Electronic Device Group	11,293	10,134	23,323
Equipment Group	10,979	9,460	22,814
Others	2,276	2,363	4,838
Corporate	1,344	1,249	2,556

	¥33,667	¥31,089	¥70,260

Capital expenditures:
Fine Ceramics Group	¥5,827	¥7,329	¥13,307
Electronic Device Group	9,111	10,320	18,612
Equipment Group	9,004	8,958	18,303
Others	521	914	1,099
Corporate	2,995	1,110	3,616

	¥27,458	¥28,631	¥54,937

Geographic Segments (Sales by Region)

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2003	2004	2004
	Amount	Amount	Amount
Japan	¥211,276	¥227,772	¥456,807
United States of America	114,335	130,505	251,326
Asia	90,122	116,357	194,302
Europe	73,472	83,906	156,929
Others	29,173	42,022	81,450

Net sales	¥518,378	¥600,562	¥1,140,814

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Sales and Operating Profit by Geographic area)

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2003	2004	2004
	Amount	Amount	Amount
Net sales:
Japan	¥240,051	¥259,600	¥519,532
Intra-group sales and transfer between geographic areas	134,338	164,220	284,346

	374,389	423,820	803,878

United States of America	135,540	166,827	313,007
Intra-group sales and transfer between geographic areas	11,590	13,711	20,815

	147,130	180,538	333,822
Asia	58,985	78,674	128,629
Intra-group sales and transfer between geographic areas	46,484	59,642	100,527

	105,469	138,316	229,156

Europe	74,962	86,288	161,364
Intra-group sales and transfer between geographic areas	15,868	15,313	32,918

	90,830	101,601	194,282

Others	8,840	9,173	18,282
Intra-group sales and transfer between geographic areas	3,494	3,921	7,686

	12,334	13,094	25,968

Adjustments and eliminations	(211,774)	(256,807)	(446,292)

	¥518,378	¥600,562	¥1,140,814

Operating profit:
Japan	¥39,374	¥54,484	¥89,193
United States of America	(4,694)	5,793	2,560
Asia	3,094	8,636	9,829
Europe	(14,296)	(698)	(17,601)
Others	416	740	1,042

	23,894	68,955	85,023
Adjustments and eliminations	(3,506)	(8,967)	(7,429)

	20,388	59,988	77,594

Corporate	3,010	6,683	34,871
Equity in earnings of affiliates and unconsolidated subsidiaries	1,729	582	2,575

Income before income taxes	¥25,127	¥67,253	¥115,040

10. Earnings Per Share

A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations are as follows:

	Yen in millions and shares in thousands, except per share amounts
	Six months ended September 30,		Year ended March 31,
	2003	2004	2004
Net income	15,754	42,549	68,086
Basic earnings per share:
Net income	84.79	226.94	364.79
Diluted earnings per share:
Net income	84.79	226.85	364.78

Basic weighted average number of shares outstanding:	185,803	187,492	186,643
Dilutive effect of stock options	—	77	6
Diluted weighted average number of shares outstanding	185,803	187,569	186,649

11. Supplemental Cash Flow Information

Supplemental information related to the consolidated statements of cash flows is as follows:

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2003	2004	2004
Cash paid during the period for:
Interest	¥1,632	¥1,277	¥3,043
Income taxes	26,699	18,165	38,774
Acquisitions of businesses:
Fair value of assets acquired	¥47,510	¥8,471	¥56,506
Fair value of liabilities assumed	(19,086)	(2,672)	(19,804)
Minority interest	—	(2,444)	—
Investments accounted for by equity method	(4,600)	—	(4,600)
Stock issuance for acquisition	(15,132)	—	(15,132)
Cash acquired	(13,827)	(561)	(14,699)

	¥(5,135)	¥(2,794)	¥2,271

12. Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of cash flows for the six months ended September 30, 2003 and for the year ended March 31, 2004 to conform to the current period presentation. Such reclassifications have no effect on Kyocera’s cash flows.

13. Settlement regarding LaPine Case

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately $257 million, including interest, arbitration costs and attorneys’ fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

With respect to this case, Kyocera Corporation subsequently appealed to the Ninth Circuit Court of Appeals and then to the Supreme Court of the United States asserting the validity of the provision for broad judicial examination of arbitration awards. On December 22, 2003, Kyocera Corporation reached agreement with Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company to settle all claims in pending litigation between the parties. For the year ended March 31, 2004, Kyocera Corporation paid $331.5 million pursuant to this settlement and recognized ¥35,454 million as cash payment in its consolidated financial statements.

14. Subsequent Events

Subsequent to September 30, 2004, Kyocera Corporation invested ¥17,803 million to a company held by a consortium (the “NewCo”), in which the Carlyle Group (“Carlyle”), Kyocera Corporation, and KDDI Corporation (“KDDI”) invested, in October 2004. NewCo that succeeded the business of DDI Pocket, Inc. (“DDI Pocket”) is owned 60% by Carlyle, 30% by Kyocera Corporation and 10% by KDDI.

The entire operations of DDI Pocket were separated and merged into NewCo in exchange for which the Consortium paid ¥206,700 million in cash.

Any cash remaining after repayment of net interest-bearing debt of DDI Pocket outstanding at closing will be paid to existing DDI Pocket shareholders.

Kyocera will apply the equity method to NewCo.

BALANCE SHEETS

	Yen in millions
	September 30,		March 31,		September 30,
	2004		2004		2003
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥158,313		¥192,928		¥203,935
Trade notes receivable	45,630		50,414		47,230
Trade accounts receivable	88,650		85,441		81,105
Marketable securities	1,517		—		3,660
Finished goods and merchandise	23,840		20,010		20,234
Raw materials	24,128		20,058		22,370
Work in process	19,676		21,904		19,839
Supplies	532		742		579
Deferred income taxes	10,879		10,806		27,535
Short-term loans to subsidiaries	3,343		3,178		5,136
Other accounts receivable	5,884		5,772		3,306
Refundable income taxes	—		2,645		—
Other current assets	831		1,349		1,591
Allowances for doubtful accounts	(140)		(144)		(137)

Total current assets	383,083	31.0	415,103	33.4	436,383	34.9

Fixed assets :
Tangible fixed assets :
Buildings	34,569		36,499		38,291
Structures	2,185		2,275		2,358
Machinery and equipment	35,250		37,163		37,570
Vehicles	31		30		28
Tools, furniture and fixtures	8,677		9,232		9,832
Land	31,972		31,972		31,979
Construction in progress	985		1,634		629

Total tangible fixed assets	113,669	9.2	118,805	9.6	120,687	9.6

Intangible assets :
Patent rights and others	2,651		3,178		3,264

Total intangible assets	2,651	0.2	3,178	0.3	3,264	0.3

Investments and other assets :
Investments in securities	424,972		413,960		412,115
Investments in subsidiaries and affiliates	263,362		249,591		242,219
Investments in subsidiaries and affiliates other than equity securities	23,063		25,664		25,686
Long-term loans	19,797		10,540		7,898
Long-term prepaid expenses	5,882		6,791		5,726
Security deposits	2,236		2,279		2,270
Other investments	5,733		1,292		2,156
Allowances for doubtful accounts	(4,590)		(241)		(1,034)
Allowances for impairment loss on securities	(5,950)		(5,950)		(5,950)

Total investments and other assets	734,505	59.6	703,926	56.7	691,086	55.2

Total fixed assets	850,825	69.0	825,909	66.6	815,037	65.1

Total assets	¥1,233,908	100.0	¥1,241,012	100.0	¥1,251,420	100.0

	Yen in millions
	September 30,		March 31,		September 30,
	2004		2004		2003
	Amount	%	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥59,572		¥51,684		50,747
Current portion of long-term debt	0		0		1
Other payables	12,645		14,012		54,313
Accured expenses	6,399		6,355		6,947
Income taxes payables	8,401		45		7,300
Deposits received	2,378		2,176		2,247
Accrued bonuses	10,035		10,658		10,520
Provision for warranties	411		650		673
Provision for sales returns	189		184		169
Other current liabilities	494		52		75

Total current liabilities	100,524	8.2	85,816	6.9	132,992	10.7

Non-current liabilities :
Long-term debt	0		1		2
Deferred income taxes	79,215		90,977		69,757
Accrued pension and severance costs	26,989		33,148		66,945
Directors’ retirement allowance	1,024		985		921
Other non-current liabilities	380		347		345

Total non-current liabilities	107,608	8.7	125,458	10.1	137,970	11.0

Total liabilities	208,132	16.9	211,274	17.0	270,962	21.7

Stockholder’s equity
Common stock	115,703	9.3	115,703	9.3	115,703	9.2
Additional paid-in capital	192,555	15.6	192,555	15.5	192,555	15.4
Retained earnings:
Legal reserves	17,207		17,207		17,207
General reserve	541,140		493,521		493,520
Unappropriated retained earnings	28,800		61,588		22,712

Total retained earnings	587,147	47.6	572,316	46.2	533,439	42.6

Net unrealized gain on other securities	161,669	13.1	180,520	14.5	170,104	13.6
Treasury stock, at cost	(31,298)	(2.5)	(31,356)	(2.5)	(31,343)	(2.5)

Total stockholders’ equity	1,025,776	83.1	1,029,738	83.0	980,458	78.3

Total liabilities and stockholders’ equity	¥1,233,908	100.0	¥1,241,012	100.0	¥1,251,420	100.0

STATEMENTS OF INCOME

	Yen in millions
	Six months ended September 30,				Increase (Decrease)	Year ended March 31,
	2004		2003			2004
	Amount	%	Amount	%	%	Amount	%
Net sales	¥250,463	100.0	¥237,808	100.0	5.3	¥494,035	100.0
Cost of sales	194,313	77.6	187,351	78.8	3.7	385,752	78.1

Gross profit	56,150	22.4	50,457	21.2	11.3	108,283	21.9
Selling, general and administrative expenses	34,853	13.9	32,885	13.8	6.0	67,061	13.6

Profit from operations	21,297	8.5	17,572	7.4	21.2	41,222	8.3
Non-operating income :
Interest and dividend income	12,512	5.0	8,031	3.4	55.8	17,757	3.6
Foreign currency transaction gains, net	497	0.2	—	—	—	1,267	0.3
Other non-operating income	3,513	1.4	2,356	1.0	49.1	4,666	0.9

Total non-operating income	16,522	6.6	10,387	4.4	59.1	23,690	4.8
Non-operating expenses :
Interest expense	2	0.0	2	0.0	82.7	16	0.0
Foreign currency transaction losses, net	—	—	273	0.1	—	—	—
Other non-operating expenses	2,880	1.2	1,508	0.7	90.9	3,108	0.6

Total non-operating expenses	2,882	1.2	1,783	0.8	61.7	3,124	0.6

Recurring profit	34,937	13.9	26,176	11.0	33.5	61,788	12.5
Non-recurring gain	67	0.0	204	0.1	(66.8)	36,701	7.4
Non-recurring loss	9,277	3.6	506	0.2	—	1,414	0.3

Income before income taxes	25,727	10.3	25,874	10.9	(0.6)	97,075	19.6
Income taxes – current	6,255	2.5	7,820	3.3	(20.0)	3,807	0.7
Income taxes – deferred	(1,040)	(0.4)	1,895	0.8	—	32,605	6.6

Net income	20,512	8.2	16,159	6.8	26.9	60,663	12.3

Unappropriated retained earnings brought forward from the previous year	8,293		6,553			6,553
Net realized loss on treasury stock, at cost	5		—			3
Interim dividends	—		—			5,625

Unappropriated retained earnings at the end of the period	¥28,800		¥22,712			¥61,588

Summary of significant accounting policies :

1. Valuation of assets :

(1)	Securities :
	Held-to-maturity securities :	Amortized cost method
	Investments in subsidiaries and affiliates :	Cost determined by the moving average method
Other securities
	Marketable :	Based on market price of the closing date of the interim financial period (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
	Non-marketable :	Cost determined by the moving average method

(2)	Derivatives instruments : Mark-to-market method

(3)	Inventories :

Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at the lower of cost or market, the cost being determined by the last purchase method.
Raw materials for telecommunications equipment are valued at the lower of cost or market, the cost being determined by the first-in, first-out method.

2. Depreciation of fixed assets :

Tangible fixed assets :
Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.
The principal estimated useful lives are as follows:

	Building and structures	2 to 25 years
	Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

3. Accounting for allowance and accruals :

Allowances for doubtful accounts :

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

Allowances for impairment losses on investments :

Allowances for impairment losses on investments are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Warranty reserves

Warranty reserves are provided based upon the estimated after-service costs to be paid during warranty periods, which is determined by actual payment of past years, for communication equipment and optical instruments.

Allowances for sales return

Allowances for sales return are provided based upon the estimated loss on returned products, which is determined by the historical experience of sales returns.

Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end. Past service liability is amortized over estimated average remaining service period of employees by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

Retirement allowance for Directors and Corporate Auditors

Retirement allowances for Directors and Corporate Auditors are provided at an estimated amount in accordance with Kyocera Corporation’s internal reguation.

4.	Translation of assets and liabilities denominated in foreign currencies into Japanese yen :

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

5.	Lease transactions :

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

6.	Income taxes for the interim periods:

Calculation of deferred income taxes and income tax payables for the interim periods included estimated amounts of addition and reversal of reserve for special depreciation which will be made within appropriation of retained earnings for the year-end.

7.	Consumption tax:

The consumption tax withheld upon sale and the consumption tax paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

Notes to the balance sheets :

	Yen in millions
	September 30, 2004	March 31, 2004	September 30, 2003
(1) Accumulated depreciation of tangible fixed assets	¥299,555	¥318,482	¥309,323
(2) Time deposit pledged as collateral	—	—	¥54,121
(3) Guarantees :
Guarantee in the form of commitment	¥1,545	¥25,503	¥66,937
Guarantee in the form of letters of awareness	¥7,086	¥8,546	¥8,616
(4) Temporary paid consumption tax and the temporary received consumption tax are offset and included in other accounts receivables on the balance sheets.

Notes to the statements of income :

(1) Major items in non-recurring gain and loss :

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
1) Non-recurring gain :
Gain on disposal of tangible fixed assets	¥63	¥204	¥309
Reversal of allowance for doubtful accounts	¥4	¥0	¥0
Settlement gain for a substitutional portion of employee benefit obligation	—	—	¥32,721
Gain on sale of investment in an affiliate	—	—	¥3,670
2) Non-recurring loss :
Allowance for doubtfull accounts for a subsidiary	¥4,272	—	—
Loss on devaluation of investment in a subsidiary	¥4,141	—	—
Loss on disposal of tangible fixed assets	¥784	¥472	¥791
Loss on devaluation of investment in securities	¥78	¥27	¥615

(2) Depreciation and amortization :

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Tangible fixed assets	¥10,841	¥11,911	¥26,323
Intangible assets	¥814	¥834	¥1,673

Note for marketable securities:

Market value for investment in subsidiaries and affiliates:

	Yen in millions
	September 30, 2004
	Carryng Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥158,839	¥92,935
Investment in affiliates	¥6,541	¥21,055	¥14,514

	¥72,445	¥179,894	¥107,449

	Yen in millions
	March 31, 2004
	Carryng Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥210,167	¥144,263
Investment in affiliates	¥6,541	¥20,789	¥14,248

	¥72,445	¥230,956	¥158,511

	Yen in millions
	September 30, 2003
	Carryng Amount	Market value	Difference
Investment in subsidiaries	¥57,174	¥176,929	¥119,755
Investment in affiliates	¥6,541	¥21,322	¥14,781

	¥63,715	¥198,251	¥134,536

Interim dividend:

On October 28, 2004, Board of Directors of Kyocera Corporation decided an interim cash dividend of ¥5,625 million (¥30 per share) to stockholders of record on September 30, 2004.

Report of Independent Auditors

December 12, 2003

To the Board of Directors

Kyocera Corporation

ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA
Yasushi Kouzu, Partner and CPA
Minamoto Nakamura, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Kyocera Corporation and its consolidated subsidiaries for the interim accounting period (from April 1, 2003 to September 30, 2003) of the fiscal year from April 1, 2003 to March 31, 2004, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2 of the Securities and Exchange Act of Japan. The interim consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the interim consolidated financial statements based on our “review.”

We conducted our “review” in accordance with Interim Auditing Standards generally accepted in Japan. Those standards require that we plan and perform the “review” to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement to provide useful information. A “review” consists of principally analytical procedures applied to financial data and certain additional procedures, if necessary. We believe that our “review” provide a reasonable basis for our opinion.

In our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2003 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2003 to September 30, 2003) in conformity with accounting principles generally accepted in the United States of America (refer to note 1 of the interim consolidated financial statements).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.

Report of Independent Auditors

December 13, 2004

To the Board of Directors

Kyocera Corporation

ChuoAoyama PricewaterhouseCoopers

Yukihiro Matsunaga, Partner and CPA
Yasushi Kouzu, Partner and CPA
Minamoto Nakamura, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Kyocera Corporation and its consolidated subsidiaries for the interim accounting period (from April 1, 2004 to September 30, 2004) of the fiscal year from April 1, 2004 to March 31, 2005, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2 of the Securities and Exchange Act of Japan. The interim consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the interim consolidated financial statements based on our “review.”

We conducted our “review” in accordance with Interim Auditing Standards generally accepted in Japan. Those standards require that we plan and perform the “review” to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement to provide useful information. A “review” consists of principally analytical procedures applied to financial data and certain additional procedures, if necessary. We believe that our “review” provide a reasonable basis for our opinion.

In our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2004 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2004 to September 30, 2004) in conformity with accounting principles generally accepted in the United States of America (refer to note 1 of the interim consolidated financial statements).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.